

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 12, 2009

Mr. Gregory B. Maffei
Chief Executive Officer
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112

**Re: Liberty Media Corporation
Preliminary Proxy Materials on Form PreM14A
File No. 1-33982**

Dear Mr. Maffei

    We have completed our review of your Form PreM14A and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director